June 6, 2003

Kurt M. Swenson
Chairman and Chief Executive Officer
Rock of Ages Corporation
369 North State Street
Concord, New Hampshire 03301

Re:Acquisition of the Assets of Rock of Ages Kentucky Cemeteries, LLC

Dear Kurt:

       The purpose of this letter is to express Saber Management, LLC's ("Saber's") interest in acquiring the assets of Rock of Ages Kentucky Cemeteries, LLC ("Seller"), which owns and operates the fourteen cemeteries in the Commonwealth of Kentucky listed on the enclosed Schedule A (the "Cemeteries"). If and when countersigned by you, this letter will be nonbinding (except as set forth in Section 17), but will represent an expression of serious intent to enter into binding contracts as soon as practicable. Although the structure of the transaction may be changed to accommodate the needs of the parties, this letter will outline the principal terms of the transaction.

1.     Purchase Price.  Saber will pay Seller at Closing by wire transfer $6,750,000.00 for Seller's assets set forth in Section 2 below.

2.     Assets to be Acquired. Saber proposes to purchase the following assets (collectively the "Assets"), owned or used by Seller in connection with the Cemeteries' business (the "Business"):

A.   All of those certain parcels of real estate, including all buildings, improvements, roads, fixtures, features, etc. owned by Seller and comprising the Cemeteries and any other real estate owned by Seller ("Real Estate");

B.   All intangibles used in the conduct of the Business, including, if applicable, the right to do business using the various cemetery names and all trademarks, service marks, copyrights and other forms of intellectual property associated with the Business, provided, however, that the Assets shall not include any trademarks, service marks, trade names (other than the various cemetery names), or copyrights or other intellectual property used by Rock of Ages Corporation ("ROAC") or its subsidiaries, whether or not the same may also be used by the Seller in the Business;

Kurt M. Swenson
June 6, 2003

C.   All of the tangible personal property owned or used by Seller in the Business, including all grounds and office equipment, all computers, computer equipment, servers (including the server for Seller's wide area network; but excluding the communications equipment associated therewith), software and software licenses, including an assignment of the licenses and any maintenance agreements for the HMIS System to the extent that the same are transferable or assignable (Seller shall cooperate in transferring or assigning any software licenses to Saber, but Saber shall be responsible for any transfer or new license fees associated with the software licenses), all motor vehicles and all furniture and furnishings;

D.    All of Seller's accounts receivable;

E.    All of Seller's inventory;

F.    Seller's interest in all perpetual care, pre-need merchandise, pre-need funeral, pre-need services and pre-construction trust accounts or any other funds required to be escrowed according to Kentucky law in connection with the operation of the Business;

G.    Seller's interest in all contracts, including consumer contracts, real and personal property leases, prepaid expenses, any licenses held by the Seller and any telephone and directory listings;

H.    Seller's books and records related to the Assets or the Business, including, without limitation, lot owner lists and other cemetery records;

I.     Seller's customer and prospective customer lists; and

J.     Any other assets of Seller related to the Business, except for cash and cash equivalents and such other assets specifically excluded by Seller in a schedule to be attached to the Agreement (as defined below).

     At Closing, Seller shall sell, transfer, convey and deliver the Assets to Saber free and clear of all liens, mortgages, pledges, security interests, liabilities, and other encumbrances of any kind, except, in the case of the Real Estate, certain permitted exceptions as follows: zoning ordinances, easements, agreements and restrictions of record that do not adversely affect Buyer's intended use, internment rights and the rights of others in and to any burial sites located on the Cemeteries, and real estate taxes and assessments installments that are due and payable after the closing date. All of the tangible assets shall be transferred to Saber at Closing in good operating condition and repair, ordinary wear and tear excepted. Saber and Seller shall mutually agree on the proper allocation of the Purchase Price among the Assets.

Kurt M. Swenson
June 6, 2003

3.      Assumed Liabilities. As part of the purchase price, Saber shall assume only the following current liabilities of Seller (the "Assumed Liabilities"):

A.     Contractual obligations to provide merchandise, services or burial rights to consumers who purchased such goods, services or burial rights on a pre-need basis and for which the Seller has deposited trust funds in the amount required by Kentucky law to fulfill such contractual obligations;

B.      Deferred revenue as shown on the Financial Statements (as defined below);

C.      Responsibility for depositing the required amounts of any accounts receivable collected by Saber after Closing into the appropriate perpetual care trusts and pre-need merchandise trusts; and

D.      Responsibility for complying with the requirements of any vault exchange programs offered by Seller or previous owners of the Cemeteries.

4.      Excluded Liabilities. Except for the Assumed Liabilities, Saber shall not assume, and Seller shall remain liable for, all of Seller's liabilities and obligations, including without limitation:

A.     Any liability or obligation for taxes, including, without limitation, taxes incurred in connection with this proposed transaction;

B.     Any liability or claim arising out of or in connection with any employment agreement, consulting agreement or employee benefit plan sponsored, maintained or contributed to or by Seller; and

C.     Any liability related to the deferred purchase price payment of approximately $330,000 due to the entities that Seller acquired the Assets from, including any obligation under any promissory notes or due on sale clauses.

5.     Marketing Partnership. Saber will enter into a referral agreement with ROAC and/or Rock of Ages Memorials, LLC ("ROAM") covering the Cemeteries (the "Referral Agreement"). Under the terms of the Referral Agreement, Saber will refer all customers who wish to purchase upright granite monuments or private mausoleums to ROAC/ROAM in exchange for a referral commission of ten percent. The Referral Agreement will have a term of ten years from the date of Closing and will continue thereafter at the mutual agreement of the parties. The Referral Agreement shall be binding on Saber and its affiliates, successors and assigns, including any third party purchasers of one or more of the Cemeteries. Notwithstanding the foregoing, in the event that Campbellsville Memorial Gardens or Green County Memorial is sold by Saber to a third party, the Referral Agreement shall not be binding on such third party purchaser of either of those cemeteries.

Kurt M. Swenson
June 6, 2003

6.      Monument Sections. Saber agrees to maintain upright monument sections in all of the Cemeteries, except Louisville West. The upright sections shall be specifically designated for each cemetery in an exhibit to the definitive purchase and sale agreement. ROAC/ROAM agrees that it shall collect from each upright memorial purchaser a perpetual care fee, which shall be invoiced together with foundation costs to each purchaser based upon the square footage of the foundation. ROAC/ROAM shall collect the foundation costs on behalf of Saber and remit the perpetual care fee to Saber for deposit in the perpetual care trust fund to cover the cost of maintaining the upright memorial.

7.      Funeral Home Construction. Saber agrees that it will not construct any funeral homes on any of the Cemeteries for a period of five years from the date of Closing without the prior written consent of ROAC and ROAM, which consent shall not be unreasonably withheld, delayed or conditioned. If ROAC and ROAM can demonstrate the likelihood that Saber's construction of a funeral home on one of the Cemeteries will result in a material loss of monument sales for ROAC and ROAM, then ROAC and ROAM shall be entitled to withhold their consent to such construction.

8.      Access. Upon Seller's execution of this letter, Seller agree to grant to Saber and its authorized representatives the right, upon reasonable advance request and during normal business hours, to inspect the Cemeteries' books and records and property, to obtain copies of any and all documents pertaining or relating to the Assets, the Business, and the liabilities and obligations of Seller, and to consult with the officers, directors, employees, members, managers, attorneys, accountants and agents of Seller concerning the ownership and operation of the Business. Such inspection may reasonably include, for example, review of Seller's books and records, tax records, and a review of corporate proceedings, contracts, trademarks, burial records, records of undelivered merchandise, services and burial rights, trust accounts and other business activities related to the Assets, the Seller, the Business and other matters in which Saber may have an interest for the transactions contemplated by this letter. Saber agrees to use the information obtained from such inspection solely for the purpose of this transaction, to maintain all such information in confidence and not to disclose such information except to its attorneys, accountants, lenders, and other authorized agents, unless such information becomes public knowledge through no fault of Saber. Within ten days of Seller's execution of this letter, Seller should deliver to Saber copies of all title policies, surveys and environmental assessments of the Cemeteries that Seller has in its possession or to which Seller has reasonable access.

Kurt M. Swenson
June 6, 2003

9.      Due Diligence Investigation. Seller understands and acknowledges that the completion of the transaction proposed hereby is subject to Saber's satisfaction in its sole discretion with the results of its due diligence review of the Assets and the Business.

10.    Definitive Agreement. As soon as practicable after completion of Saber's due diligence investigation, Saber and Seller will enter into good faith negotiations of a definitive agreement (the "Agreement") covering the sale of all of the Assets, of the Referral Agreement, and to accomplish the other aspects of the transaction contemplated by this letter. The first draft of the Agreement will be prepared by Saber's counsel. The first draft of the Referral Agreement will be prepared by ROAC's counsel. It is mutually contemplated that after the Agreement is signed, all parties will diligently pursue closing. The parties shall use their best efforts to close this transaction on or before September 30, 2003.

11.     Representations and Warranties.The Agreement will contain the terms and conditions described in this letter and those that would be customary for a transaction of this nature. For example, the Agreement will provide for written disclosure of comprehensive information concerning the assets and liabilities of Seller and the manner in which Seller has conducted the Business. The Agreement will contain representations, warranties and covenants of the Buyer and Seller and appropriate provisions for breaches thereof. In particular, it is mutually contemplated that the Agreement will contain certain representations and warranties from Seller on the following matters: (i) the financial statements for Seller and the Cemeteries as of and for the period ending December 31, 2002, the interim financial statements as of and for the period ending April 30, 2003, and the financial statements as of and for the period ending not more than thirty days prior to Closing, when available (collectively the "Financial Statements") will have been prepared in accordance with generally accepted accounting principles, applied consistently with prior periods; (ii) the absence of liabilities of Seller other than those expressly reflected in the Financial Statements or disclosed in the Agreement, including undisclosed liabilities for federal, state, and local income, withholding and other taxes; (iii) that Seller has conducted the Business in compliance with all applicable laws and regulations, including environmental laws and regulations; (iv) the Agreement and the exhibits thereto, including the Financial Statements and other information furnished to Saber in connection with the negotiation of the Agreement, will not include any untrue statement of a material fact or omit to state any material fact necessary to make the Agreement, the Financial Statements, and other such information not misleading; (v) on the Closing Date the Assets will be transferred free and clear of all liens, encumbrances and liabilities of any kind; (vi) all tangible Assets will, on the Closing Date, be in good and operable condition; and (vii) Seller will have operated only in the ordinary course of business since December 31, 2002, and shall not have sold or otherwise disposed of any material assets used in the Business since that date, except for sales of inventory in the ordinary course of business that are in the aggregate immaterial, and shall not have made any material changes in management, personnel or employee compensation since that date.

Kurt M. Swenson
June 6, 2003

12.     Conditions to Closing. Saber's obligation to close the transaction will be conditional upon: (i) the transfer of all Assets, subject to no liabilities, liens or encumbrances; (ii) obtaining any governmental or regulatory consents or approvals necessary or appropriate to be obtained prior to the Closing date; (iii) obtaining any consents required to be obtained from creditors of Seller; (iv) obtaining, at Saber's expense, ALTA surveys and owner's policies of title insurance, with zoning, access, contiguity and environmental endorsements, if available, and no exceptions for matters of survey as to the Real Estate, and otherwise in form and substance reasonably satisfactory to Saber and its counsel; (v) obtaining, at Saber's expense, phase I environmental assessments of the Real Estate or current reliance letters from the environmental engineers who prepared such reports for Seller, and certification as to compliance with all environmental laws of the Commonwealth of Kentucky, including the removal of any underground storage tanks on the Real Estate; (vi) no material adverse changes in the Assets or the Business shall have occurred between the date of this letter and the Closing; and (vii) such other conditions precedent as may be appropriate in light of the transactions herein contemplated.

13.     Litigation.Saber understands that there are no material pending suits or claims against the Assets, the Seller or the Business, and that Seller and the Cemeteries are currently in substantial compliance with all applicable laws.

14.     Standstill on Other Offers.This offer is also subject to the condition that, if Seller signs this letter, neither Seller, ROAC, ROAM or any of their respective directors, officers or employees shall solicit any other offer from any other party regarding the sale of the Assets or the Business while this letter or the Agreement is in force.

15.     Assignment by Saber.Saber's interests in this letter and the Agreement may be assigned to its members, investors or an affiliated entity upon the prior written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

16.     Public Statements.Saber and Seller agree to jointly issue the press release attached to this letter as Schedule B.The parties will cooperate in issuing any other press releases or otherwise making any public statements with respect to the proposed transaction and neither party will make any public statements about the proposed transaction without the consent of the other; however, Seller may make any public disclosure required, in its sole judgment, by federal or state securities laws.

Kurt M. Swenson
June 6, 2003

17.     Non-Binding Letter of Intent.This letter is not intended to and does not impose any legal obligation upon the parties signing it, except with respect to Sections 8, 14 and 16, which sections are intended to be legally binding upon the parties hereto in light of the expenses incurred and to be incurred by the parties in negotiating this letter of intent and the Agreement. It is agreed and understood that this non-binding letter of intent shall be entirely superseded by a definitive purchase and sale agreement and related documents.

     If the terms and conditions set forth in this letter are acceptable, please sign and date this letter as indicated below and return it to me at your earliest convenience. We look forward to your favorable reply.

Cordially,

/s/ David A Sullivan
David A. Sullivan, President
Saber Management, LLC

DAS/hft/sla

Agreed and Accepted on this 6th day of June, 2003.

ROCK OF AGES CEMETERIES, LLC

By:/s/ Kurt M. Swenson
Kurt M. Swenson, Chairman/CEO

Schedule A

 List of Kentucky Cemeteries to be Acquired

Schedule B

Approved Joint Press Release